SECURITIES AND EXCHANGE COMMISSION

                    Washington, D. C.  20549


                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934

                         Amendment No. 5


              American Resources of Delaware, Inc.
-----------------------------------------------------------------
                        (Name of Issuer)


                Common Stock ($.00001 Par Value)
-----------------------------------------------------------------
                 (Title of Class of Securities)


                          02926 U 30 8
-----------------------------------------------------------------
                           (CUSIP No.)

                         Leonard K. Nave
                          Rick G. Avare
                        160 Morgan Street
                      Versailles, KY  40383
                         (606) 873-5455
-----------------------------------------------------------------
          Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications

                        February 20, 1998
-----------------------------------------------------------------
     (Date of Event which requires filing of this Statement)

If the filing person has previously filed a Statement on Schedule
13G to report the acquisition which is the subject of this
Statement and is filing this Statement because of Rule 13d-1
(b)(3) or (4), check the following box:    (    )

Check the following box if a fee is being paid with this
Statement:    (    )


                                               Page 1 of 10 Pages

CUSIP NO.                          13D
                 02926 U 30 8
-----------------------------------------------------------------

1.   NAME OF REPORTING PERSON
     Leonard K. Nave, Trustee
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

-----------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)
                                                         --------
                                                      (b)   X
                                                         --------
-----------------------------------------------------------------
3.   SEC USE ONLY

-----------------------------------------------------------------
4.   SOURCE OF FUNDS
                         00
-----------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (D) OR 2 (E)
                                                       ----------
-----------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
                                            USA
-----------------------------------------------------------------
     Number of                     7.   SOLE VOTING POWER

     Shares                             None
                                   ------------------------------

     Beneficially                  8.   SHARED VOTING POWER

     Owned By                           643,623
                                   ------------------------------

     Each                          9.   SOLE DISPOSITIVE POWER

     Reporting                          None
                                   ------------------------------

     Person                        10.  SHARED DISPOSITIVE POWER

                                        643,623
-----------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Leonard K. Nave, Trustee, beneficially owns 643,623 shares of common stock of American Resources of Delaware, Inc.
-----------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     SHARES
                                                  ---------------
-----------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                              6.3%
-----------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
                               IN
-----------------------------------------------------------------

                                               Page 2 of 10 Pages

CUSIP NO.                          13D
                  02926 U 30 8
-----------------------------------------------------------------
1.   NAME OF REPORTING PERSON
     Southern Gas Holding Company, Inc.
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     61-1200618
-----------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)
                                                         --------
                                                      (b)   X
                                                         --------
-----------------------------------------------------------------
3.   SEC USE ONLY

-----------------------------------------------------------------
4.   SOURCE OF FUNDS
                               00
-----------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (D) OR 2 (E)
                                                  ---------------
-----------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
                                               Kentucky
-----------------------------------------------------------------
     Number of                     7.   SOLE VOTING POWER

     Shares                             None
                                   ------------------------------

     Beneficially                  8.   SHARED VOTING POWER

     Owned By                           643,623
                                   ------------------------------

     Each                          9.   SOLE DISPOSITIVE POWER

     Reporting                          None
                                   ------------------------------

     Person                        10.  SHARED DISPOSITIVE POWER

                                        643,623
-----------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Southern Gas Holding Co. beneficially owns 643,623 shares of common stock of American Resources of Delaware, Inc.
-----------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     SHARES
                                                  ---------------
-----------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                              6.3%
-----------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
                               CO
-----------------------------------------------------------------

                                               Page 3 of 10 Pages

CUSIP NO.                          13D
                  02926 U 30 8
-----------------------------------------------------------------

1.   NAME OF REPORTING PERSON
     Leonard K. Nave
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         ###-##-####
-----------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)
                                                         --------
                                                      (b)   X
                                                         --------
-----------------------------------------------------------------
3.   SEC USE ONLY

-----------------------------------------------------------------
4.   SOURCE OF FUNDS
                           BK, PF, OO
-----------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (D) OR 2 (E)
                                                  ---------------
-----------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
                               USA
-----------------------------------------------------------------
     Number of                     7.   SOLE VOTING POWER

     Shares                             304,839
                                   ------------------------------

     Beneficially                  8.   SHARED VOTING POWER

     Owned By                           643,623
                                   ------------------------------

     Each                          9.   SOLE DISPOSITIVE POWER

     Reporting                          304,839
                                   ------------------------------

     Person                        10.  SHARED DISPOSITIVE POWER

                                        643,623
-----------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Leonard K. Nave beneficially owns 948,462 shares of common stock of American Resources of Delaware, Inc.
-----------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     SHARES
                                                  ---------------
-----------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                              9.1%
-----------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
                               IN
-----------------------------------------------------------------

                                               Page 4 of 10 Pages

CUSIP NO.                          13D
                  02926 U 30 8
-----------------------------------------------------------------
1.   NAME OF REPORTING PERSON
     Rick G. Avare
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         ###-##-####
-----------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)
                                                         --------
                                                      (b)    X
                                                         --------
-----------------------------------------------------------------
3.   SEC USE ONLY

-----------------------------------------------------------------
4.   SOURCE OF FUNDS
                         BK, PF, OO, SC
-----------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (D) OR 2 (E)
                                                  ---------------
-----------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
                               USA
-----------------------------------------------------------------
     Number of                     7.   SOLE VOTING POWER

     Shares                             1,263,028
                                   ------------------------------

     Beneficially                  8.   SHARED VOTING POWER

     Owned By                           603,222
                                   ------------------------------

     Each                          9.   SOLE DISPOSITIVE POWER

     Reporting                          1,263,028
                                   ------------------------------

     Person                        10.  SHARED DISPOSITIVE POWER

                                        603,222
-----------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Rick G. Avare beneficially owns 1,866,250 shares of common stock of American Resources of Delaware, Inc.
-----------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     SHARES
                                                  ---------------
-----------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                              17.2%
-----------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
                               IN
-----------------------------------------------------------------

                                               Page 5 of 10 Pages

CUSIP NO.                          13D
                  02926 U 30 8
-----------------------------------------------------------------
1.   NAME OF REPORTING PERSON
     Prima Capital LLC
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         61-1278562
-----------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)
                                                         --------
                                                      (b)   X
                                                         --------
-----------------------------------------------------------------
3.   SEC USE ONLY

-----------------------------------------------------------------
4.   SOURCE OF FUNDS
                             PF, 00
-----------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (D) OR 2 (E)
                                                  ---------------
-----------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
                               USA
-----------------------------------------------------------------
     Number of                     7.   SOLE VOTING POWER

     Shares                             602,088
                                   ------------------------------

     Beneficially                  8.   SHARED VOTING POWER

     Owned By                           NONE
                                   ------------------------------

     Each                          9.   SOLE DISPOSITIVE POWER

     Reporting                          602,088
                                   ------------------------------

     Person                        10.  SHARED DISPOSITIVE POWER

                                        None
-----------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Prima Capital LLC beneficially owns 602,088 shares of common stock of American Resources of Delaware, Inc.
-----------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     SHARES
                                                  ---------------
-----------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                              5.9%
-----------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
                               OO
-----------------------------------------------------------------

                                               Page 6 of 10 Pages

ITEM 1.   Security and Issuer.
          -------------------

     Not Amended.

ITEM 2.   Identity and Background.
          -----------------------

     Not Amended.

ITEM 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

     Not Amended.

ITEM 4.   Purpose of Transaction.
          ----------------------

     Not Amended.

ITEM 5.   Interest in Securities of the Issuer.
          ------------------------------------

     Item 5 is amended to read as follows:

     (a) At February 20, 1998, 10,207,231 shares of Common Stock were issued and outstanding. The reporting persons identified in
ITEM 2 above, beneficially own the following shares of ARI Common
Stock:

Reporting Person                   No. Shares             Percent
----------------                   ----------             -------

Southern Gas Holding                 643,623                6.3%
Leonard K. Nave, Trustee             643,623                6.3%
Leonard K. Nave                      948,462                9.1%
Rick G. Avare                      1,866,250               17.2%
Prima Capital LLC                    602,088                5.9%

     (b) The reporting persons have the following sole or shared power to vote shares of ARI Common Stock ("Voting Power") and the sole or shared power to dispose of shares of ARI Common Stock
("Investment Power"):

     Southern Gas Holding:
          Sole Voting Power             None
          Shared Voting Power           643,623 (1)
          Sole Investment Power         None
          Shared Investment Power       643,623 (1)

                                               Page 7 of 10 Pages

     Leonard K. Nave, Trustee:
          Sole Voting Power             None
          Shared Voting Power           643,623 (1)
          Sole Investment Power         None
          Shared Investment Power       643,623 (1)

     Leonard K. Nave:
          Sole Voting Power             304,839 (2)
          Shared Voting Power           643,623 (1)
          Sole Investment Power         304,839 (2)
          Shared Investment Power       643,623 (1)

     Rick G. Avare:
          Sole Voting Power             1,263,028 (3)
          Shared Voting Power             603,222 (4)
          Sole Investment Power         1,263,028 (3)
          Shared Investment Power         603,222 (4)

     Prima Capital LLC:

          Sole Voting Power             None
          Shared Voting Power           602,088 (5)
          Sole Investment Power         None
          Shared Investment Power       602,088 (5)

Footnotes:

     (1)  Shares owned of record by Southern Gas Holding Company,
          Inc.

     (2) Shares and options to purchase shares owned of record by Leonard K. Nave, individually.

     (3) Shares, options and conversion rights owned of record by Rick G. Avare.

     (4) 602,088 shares owned of record by Prima Capital LLC, and 1,134 shares owned of record by JJR Investments.

     (5)  Shares owned of record by Prima Capital LLC.

     Leonard K. Nave disclaims the beneficial ownership of 60% of the shares of Common Stock owned of record by Southern Gas Holding Company, Inc. Rick G. Avare disclaims the beneficial ownership of 80% of the shares of Common Stock owned of record by Prima Capital LLC. The filing of this Schedule 13D shall not be construed as an admission by

                                               Page 8 of 10 Pages
either Leonard K. Nave or Rick G. Avare that such persons, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, is the beneficial owner of such shares of Common Stock.

ITEM 6.   Contracts, Arrangements, Understandings or
          ------------------------------------------
Relationships With Respect to Securities of the Issuer.
------------------------------------------------------

     As previously reported herein, Rick G. Avare ("Mr. Avare") owned, beneficially, 521,652 shares of Common Stock by virtue of his ownership of 525 shares (52.5%) of the common stock of Southern Gas Holding Company, Inc. On February 17, 1998, Southern Gas Holding Company, Inc. and Mr. Avare entered into a Share Purchase Agreement under which Mr. Avare agreed to sell and Southern Gas Holding Company, Inc. agreed to buy Mr. Avare's 525 shares of Southern Gas Holding Company, Inc. The consideration for the purchase consisted of 350,000 shares of Common Stock, the cancellation of approximately $131,000 of indebtedness owed to Southern Gas Holding Company, Inc. by Mr. Avare and the assumption by Mr. Avare of $250,000 of indebtedness owed by Southern Gas Holding Company, Inc. to third parties. The transaction closed on February 20, 1998. A copy of the Share Purchase Agreement is attached hereto as Exhibit 5-1 and incorporated herein.

ITEM 7.   Material to be Filed as Exhibits.
          --------------------------------
     The following exhibit is attached hereto.

     Exhibit 5-1    Share Purchase Agreement entered into among
                    Rick G. Avare and Southern Gas Holding
                    Company, Inc.


                                               Page 9 of 10 Pages

                            SIGNATURE
                            ---------

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date:     March 9, 1998

                              /s/ Leonard K. Nave
                              -----------------------------------
                                Leonard K. Nave, Individually


                              /s/ Leonard K. Nave
                              -----------------------------------
                              Leonard K. Nave, Trustee


                              /s/ Rick G. Avare
                              -----------------------------------
                              Rick G. Avare, Individually


                              Southern Gas Holding Company, Inc.


                              By: /s/ Leonard K. Nave
                                 --------------------------------
                                   Leonard K. Nave
                                   President

                              Prima Capital LLC


                              By: /s/ Rick G. Avare
                                 --------------------------------
                                   Rick G. Avare
                                   Administrative Member




                                              Page 10 of 10 Pages

                    SHARE PURCHASE AGREEMENT


     THIS SHARE PURCHASE AGREEMENT (the "agreement") is made and entered into this 17th day of February, 1998, by and among Rick
G. Avare, (the "Shareholder"), and Southern Gas Holding Company,
Inc., a Kentucky corporation (the "Purchaser").

                           WITNESSETH:

     WHEREAS, Shareholder owns and desires to sell, and Purchaser desires to purchase, five hundred twenty-five (525) shares of capital stock of Southern (the "Shares"), in accordance with and subject to the terms and provisions of this agreement.

     NOW, THEREFORE, in consideration of the mutual agreements contained in this agreement, and intending to be legally bound, the Shareholder and Purchaser agree as follows:

1    PURCHASE AND SALE OF SHARES.
-    ---------------------------

     At the Closing (as defined in section (3) of this agreement), Shareholder shall sell to Purchaser, and Purchaser shall purchase from Shareholder, the Shares.

2    PURCHASE PRICE.
-    --------------

     The aggregate purchase price for the Shares shall consist of:

     (i)  Three Hundred and Fifty Thousand Shares {350,000} of
          American Resources of Delaware, Inc.'s common stock;

     (ii) The assumption of Sixty Thousand Dollars ($60,000.00) of the Purchaser's indebtedness at Farmers Bank evidenced by the Promissory Note attached hereto as Exhibit "A" (the "Note") and will make said payment on the Note at such time the balance of the principal and interest on the Note has been reduced to Sixty Thousand Dollars ($60,000.00);

   (iii) Payment to Shareholder of fifty percent (50%) of the proceeds received from the Purchaser from the sale of Phillip Perry's lot in Charleston, South Carolina

     (iv) The Purchaser's release of any interest in or monies owed to the Purchaser arising out of the acquisition of the condominium located in Bal Harbor, Florida;

     (v) Assumption of the Jamal Mashburn receivable to the Purchaser; and

     (vi) The release by Purchaser of any and all receivables or other monies due and owing by the Shareholder to the Purchaser.

     Collectively the above is referred to as the Purchase Price or ARI stock where appropriate.

3    CLOSING.
-    -------

     The closing of the transactions contemplated by this agreement (the "Closing") shall take place at the offices of the Purchaser, within Five (5) days after all conditions of this Agreement have been satisfied or waived as provided therein, or at such other time, date, or place upon which Purchaser and the Shareholder shall agree in writing (the "Closing Date"), but in no event shall the closing date be later than February 20, 1998.

4    CLOSING ITEMS.
-    -------------

     At the Closing the following deliveries shall be made:

          (i) Shareholder shall deliver to Purchaser the certificates representing the Shares, duly endorsed in blank or with stock powers attached thereto duly signed in blank or otherwise in proper form for transfer, free of any notation of any adverse claims, conveying to Purchaser good and marketable title to the Shares, free and clear of all liens, claims, charges, pledges, rights, and encumbrances of any nature whatsoever; and

          (ii) Purchaser shall deliver to the Shareholder the certificates representing the Purchase Price, duly endorsed in blank or with stock powers attached thereto duly signed in blank or otherwise in proper form for transfer, free of any notation of any adverse claims, conveying to Purchaser good and marketable title to the ARI Stock, free and clear of all liens, claims, charges, pledges, rights, and encumbrances of any nature whatsoever.

5    REPRESENTATIONS AND WARRANTIES OF THE SHAREHOLDER
-    -------------------------------------------------

     The Shareholder represents and warrants to Purchaser, and acknowledges that Purchaser relies on such representations and warranties in entering into and proceeding under this agreement, that:

     (a) The Shareholder is the true and lawful owner of the Shares and, as of the date of this agreement and at the closing, has and will have full right, power, and authority to sell, transfer, and deliver the Shares to Purchaser. Except as set forth herein, the shareholder has no knowledge of any adverse claims affecting its Shares and there are no notations of any adverse claims marked on the certificates for the Shares. At the closing, Purchaser will acquire the Shares free and clear of any security interests, mortgage, adverse claims, liens, or encumbrances of any nature or description whatsoever.

     (b) No provision of any contract, trust agreement, mortgage, indenture, or other agreement or instrument to which the Shareholder is a party or is bound or to which any shareholder is subject requires the consent or authorization of any other person or entity as a condition precedent to the consummation of the transactions contemplated by this agreement.

     (c) No representation or warranty made by the Shareholder in this agreement and no statement made by it in any certificate, document, exhibit, or schedule furnished or to be furnished in connection with the transactions herein contemplated contains or will contain any untrue statement of a material fact or omits or will omit to state any material fact necessary to make such representation or warranty or any such statement not misleading to Purchaser.

6    REPRESENTATIONS AND WARRANTIES OF PURCHASER
-    -------------------------------------------

     Purchaser represents and warrants to the Shareholder, and acknowledges that the Shareholder relies on such representations and warranties in entering into and proceeding under this agreement, that:

     (a) This agreement has been duly authorized by all necessary corporate action of Purchaser and has been duly executed and delivered by Purchaser. The execution and delivery by Purchaser of this agreement and the consummation by Purchaser of the transactions contemplated hereby will not conflict with or constitute a violation of any provision of the articles of incorporation or bylaws of Purchaser or conflict with or constitute a violation, breach, or default under any material contract, trust agreement, mortgage indenture, or other agreement or instrument to which Purchaser is a party or by which Purchaser is bound or to which Purchaser or any of its properties is subject.

     (b) No provision of the articles of incorporation or bylaws of Purchaser or of any material contract, trust agreement, mortgage, indenture, or other agreement or instrument to which Purchaser is a party or by which it is bound or to which Purchaser or any of its properties is subject requires the consent or authorization of any other person or entity as a condition precedent to the consummation of the transactions contemplated hereby.

     (c) No person or entity is entitled to any brokerage or finder's fee or commission or other like payment in connection with the negotiations relating to or the transactions contemplated by this agreement, based on any agreement, arrangement, or understanding with Purchaser, or any of Purchaser's respective officers, directors, agents, or employees.

     (d) Purchaser is acquiring the Shares for investment and not with a view to the sale or other distribution thereof. Purchaser agrees that it will not at any time sell, exchange, transfer, or otherwise dispose of the Shares under circumstances which would constitute a violation of the Securities Act of 1933, as amended, and the rules and regulations promulgated by the Securities and Exchange Commission thereunder or any state statute, rule, or regulation relating to the sale of securities.

     (e) The Purchaser is the true and lawful owner of the ARI Stock and, as of the date of this agreement and at the closing, has and will have full right, power, and authority to sell, transfer, and deliver the ARI Stock to Purchaser. The shareholder has no knowledge of any adverse claims affecting the ARI Stock and there are no notations of any adverse claims marked on the certificates for the ARI Stock. At the closing, Purchaser will acquire the ARI Stock free and clear of any security interests, mortgage, adverse claims, liens, or encumbrances of any nature or description whatsoever.

7.   THREATENED LITIGATION.
--   ----------------------

     The Purchaser acknowledges its awareness and knowledge that certain creditors of Leonard K. Nave ("Nave"), a shareholder of the Purchaser, has been threatened with litigation to rescind the transaction whereby the Shareholder received a portion of the Shares from Nave. Being fully aware of this threatened litigation, the Purchaser agrees that it will take no action against Shareholder as a result of any action taken by Nave or anyone on his behalf to rescind the transfer of certain portion of the Shares conveyed to Purchaser hereunder. Furthermore in the event of such successful action, the definition of Shares shall be amended to reflect the number of Shares conveyed after the rescission, and the Purchase Price shall not be amended nor shall the Purchaser have any right to assert or demand any refund of the Purchase Price.

8    CONDITIONS TO PURCHASER'S OBLIGATION
-    ------------------------------------

     The obligation of Purchaser to consummate on the closing date the transactions contemplated by this agreement will be subject to the satisfaction of each of the following conditions by the time required but no later than on or prior to the closing date, unless expressly waived by Purchaser:

     (a) The representations and warranties of the Shareholder contained in section 5 of this agreement shall be true and correct in all material respects on and as of the closing date as if made on and as of the closing date.

     (b) Except as set forth in Section 7, no action or proceeding shall have been instituted or threatened against the Shareholder, before any court or governmental department, agency, or commission to restrain or prohibit, or to obtain substantial damages in respect of, this agreement or the consummation of the transactions contemplated hereby; and no party to this agreement shall have received written notice from any court or governmental department, agency, or commission of its intention to institute any action or proceeding to restrain or enjoin or commence any investigation (other than a routine letter of inquiry) into the consummation of this agreement and the transactions contemplated hereby or to nullify or render ineffective this agreement or such transactions if consummated, which in the opinion of Purchaser would make it inadvisable to consummate such transaction.

     (c) The Shareholder shall have tendered certificates representing all of the Shares.

9    CONDITIONS TO THE SHAREHOLDER OBLIGATIONS
-    -----------------------------------------

     The obligation of the Shareholder to consummate on the closing date the transactions contemplated by this agreement will be subject to the satisfaction of each of the following conditions at the time required but no later than on or prior to the closing date, unless expressly waived by the Shareholder' representative:

     (a) The representations and warranties of Purchaser contained in section 6 of this agreement shall be true and correct in all material respects on and as of the closing date as if made on and as of the closing date.

     (b) No action or proceeding shall have been instituted against Purchaser which reasonably could have a material and adverse effect on its businesses; no action or proceeding shall have been instituted or threatened against any of the parties to this agreement, before any court or governmental department, agency, or commission to restrain or prohibit, or to obtain substantial damages in respect of, this agreement or the consummation of the transactions contemplated hereby; and neither Purchaser nor Shareholder shall have received written notice from any court or governmental department, agency, or commission of its intention to institute any action or proceeding to restrain or enjoin or commence any investigation (other than a routine letter of inquiry) into the consummation of this agreement and the transactions contemplated hereby or to nullify or render ineffective this agreement or such transactions if consummated, which in the opinion of the Shareholder's representative would make it inadvisable to consummate such transactions.

10   SURVIVAL OF REPRESENTATIONS, WARRANTIES, AND COVENANTS
--   ------------------------------------------------------

     All representations, warranties, and covenants by any party to this agreement contained in this agreement or in any certificate or other instrument delivered by or on behalf of any party pursuant to this agreement shall be continuous and shall survive the closing for a three year period expiring on the third anniversary of the closing date.

11   INDEMNIFICATION
--   ---------------

     After the closing date, Purchaser shall, as to those representations, warranties, covenants, and agreements which are herein made or agreed to by the Shareholder in the paragraph or Agreement, indemnify and hold harmless Shareholder against and in respect of:

     (a) Any damage, deficiency, or costs resulting from any misrepresentation or breach of warranty or any nonfulfillment of any covenant or agreement on the part of the Purchaser under this agreement; and

     (b) Any claim, action, suit, proceeding, demand, judgment, assessment, cost, and expense, including reasonable counsel fees, incident to any of the foregoing.

     (c) Any and all claims, actions, suits or proceeding (administrative or otherwise) arising out of or pertaining to any sales tax owed by the Southern Gas Company to any governmental authority, which is asserted by Southern Gas Co. of Delaware, Inc. and/or American Resources of Delaware, Inc. (or their respective successors) against the Shareholder.

     (d) Any and all claims, actions, suits or proceeding (administrative or otherwise) arising out of or pertaining to any sales tax owed by the Southern Gas Company to any governmental authority, which is asserted by any governmental authority. The parties hereto agree that the indemnity set forth in Section 11(d), shall be limited to the use of 143,000 shares of American Resources of Delaware, Inc. stock to satisfy any claim against the Shareholder, Purchaser and/or Leonard K. Nave. These shares shall be reserved by the Purchaser for this purpose and shall not be pledged, encumbered or conveyed by the Purchaser.

     Purchaser shall reimburse Shareholder for any liabilities, damages, deficiencies, claims, actions, suits, proceedings, demands, judgments, assessments, costs, and expenses to which this section 11 relates.

12   RECORDS AND FURTHER ASSURANCES
--   ------------------------------

     From time to time prior to or at the closing, the parties will execute all such instruments and will take all such actions in connection with carrying out and effectuating the intent and purpose hereof and all transactions and things contemplated by this agreement, including, without limitation, the execution and delivery of any and all confirmatory and other instruments in addition to those to be delivered on the closing date, and any and all actions which may reasonably be necessary or desirable to complete the transactions contemplated hereby.

13   REMEDIES
--   --------

     Purchaser hereby acknowledges that there may not be an adequate remedy at law for the breach of this Agreement and, in addition to any other remedies available to the Shareholder, injunctive relief may be granted to the Shareholder for such breach.

14   CONSTRUCTION; GOVERNING LAW
--   ---------------------------

     The table of contents and section headings contained in this agreement are inserted as a matter of convenience and shall not affect in any way the construction of the terms of this agreement. This agreement shall be construed in accordance with and governed by the laws of Kentucky.

15   ENTIRE AGREEMENT; AMENDMENT AND WAIVER
--   --------------------------------------

     This agreement, including the schedules hereto, constitutes and contains the entire agreement of the Shareholder, and Purchaser with respect to the transactions contemplated hereby and supersedes any prior writing by the parties. The parties may, by mutual agreement in writing, amend this agreement in any respect, and any party, as to such party, may in writing (1) extend the time for the performance of any obligations of any other party; (2) waive any inaccuracies in representations and warranties by any other party; (3) waive performance of any obligations by any other party; and (4) waive the fulfillment of any condition that is precedent to the performance by such party of any of its obligations hereunder. No such waiver shall be deemed to constitute the waiver of any other breach of the same or of any other term or condition of this agreement. Any such amendment or waiver by Purchaser must be signed by an officer of Purchaser and any such amendment or waiver by Shareholder must be signed by the Shareholder' representative.

16   SEVERABILITY
--   ------------

     If any provision of this agreement or the application thereof to any person or circumstance shall to any extent be held in any proceeding to be invalid or unenforceable, the remainder of this agreement, or the application of such provision to persons or circumstances other than those to which it was held to be invalid or unenforceable, shall not be affected thereby, and shall be valid and enforceable to the fullest extent permitted by law, but only if and to the extent such enforcement would not materially and adversely frustrate the parties' essential objectives as expressed herein.

17   COUNTERPARTS
--   ------------

     This agreement may be executed concurrently in one or more counterparts, any one of which need not contain the signatures of more than one party but all of which taken together shall constitute one and the same agreement.

18   RELEASE
--   -------

     The parties hereby agree to execute a full and complete release in a form attached hereto as Exhibit "B".

     IN WITNESS WHEREOF, the Shareholder and Purchaser have executed this agreement as of the day and year first written above.


                              /S/ Rick G. Avare
                              -----------------------------------
                              RICK G. AVARE


                              SOUTHERN GAS HOLDING COMPANY, INC.


                              By:  /s/ Leonard K. Nave
                                 --------------------------------
                              Its:  President